Exhibit 99.3

Fiscal year 2023
Management’s Discussion and Analysis For the Year ended September 30, 2023	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp. and its subsidiaries (“Quipt” or the “Company”), prepared as of December 21, 2023 and should be read in conjunction with the unaudited consolidated financial statements for the years ended September 30, 2023 and 2022, including the notes therein. These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise specified, all financial data is presented in US dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Page 2	Caution Regarding Forward-Looking Statements
Page 4	Fiscal Year 2023 Highlights and Selected Annual Information
Page 5	About Our Business
Page 5	Operating Results
Page 11	Financial Position
Page 16	Accounting and Disclosure Matters
Page 19	Financial Instruments and Risk Management
Page 21	Risk Factors

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based upon the current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, and other future conditions of the Company. Forward-looking statements can be identified by the words such as “expect”, “likely”, “may”, “will”,, “would”, “could”, “should”, “continue”, “contemplate”, “intend”, or ”anticipate”, “believe”, “envision”, “estimate”, “expect”, “plan”, “predict”, “project”, “target”, “potential”, ”proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements in this MD&A therein include, but are not limited to, statements with respect to: operating results; profitability;  financial condition and resources;  anticipated needs for working capital;  liquidity;  capital resources; capital expenditures; milestones; licensing milestones; potential acquisitions; information with respect to future growth and growth strategies;  anticipated trends in the industry in which the Company operates;  the Company’s future financing plans;  timelines;  currency fluctuations;  government regulation;  unanticipated expenses;  commercial disputes or claims; limitations on insurance coverage;  availability and expectations regarding of cash flow to fund capital requirements; the product offerings of the Company; the competitive conditions of the industry; the competitive and business strategies of the Company; applicable laws, regulations, and any amendments thereof; statements relating to the business and future activities of, and developments related to, the Company, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; and other events or conditions that may occur in the future.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. The material factors and assumptions used to develop the forward-looking statements contained in this MD&A, without limitation: the Company’s ability to successfully execute its growth strategies and business plan; the ability to successfully identify strategic acquisitions; the Company’s ability to realize anticipated benefits, synergies or generate revenue, profits or value from its recent acquisitions into existing operations; management’s perceptions of historical trends, current conditions and expected future developments; the ability of the Company to take market share from competitors; the Company’s ability to attract and retain skilled staff; market conditions and competition; the products, services and technology offered by the Company’s competitors; the Company’s ability to generate cash flow from operations; the Company’s ability to keep pace with changing regulatory requirements; ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future; that the Company’s ability to maintain strong business relationships with its suppliers, service provides and other third parties will be maintained;  the Company’s ability to fulfill prescriptions for services and products;  the anticipated growth of the niche market of home equipment and monitoring; the anticipated increase in demand for various medical products and equipment; demand and interest in the Company’s products and services; the ability to deploy up front capital to purchase monitoring and treatment equipment; anticipated and unanticipated costs;  the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; the general economic, financial market, regulatory and political conditions in which the Company operates and the absence of material adverse changes in the Company’s industry, regulatory environment or the global economy; and other considerations that management believes to be appropriate in the circumstances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations. A number of factors could cause actual events, performance, or results to differ materially from what is projected in the forward-looking statements. Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include: credit risks, market risks (including those related to equity, commodity, foreign exchange and interest rate markets), liquidity risks, operational risks (including those related to technology and infrastructure), and risks relating to reputation, insurance, strategy, regulatory matters, legal matters, environmental matters and capital adequacy. Examples of such risk factors include: the Company may be subject to significant capital requirements and operating risks; changes in law, the ability to implement business strategies, growth strategies and pursue business opportunities; state of the capital markets; the availability of funds and resources to pursue operations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; competition; difficulty integrating newly acquired businesses; low profit market segments; disruptions in or attacks (including cyber-attacks) on information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior; the failure of third parties to comply with their obligations; the impact of new and changes to, or application of, current laws and regulations; the overall litigation environment, including in the United States; increased competition; changes in foreign currency rates; the potential loss of foreign private issuer status; risks relating to the deterioration of global economic conditions; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events, as well as other general economic, market and business conditions, amongst others, as well as those risk factors described under the heading “Risk Factors” and elsewhere in this MD&A  and therein and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities including, without limitation, the Company’s audited annual financial statements and the Company’s Annual Information Form (“AIF”). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Readers are cautioned that the above list of cautionary statements and risk factors is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Forward-looking statements are provided and made as of the date hereof, and the Company does not undertake any obligation to revise or update any forward-looking statements, except as required by applicable law. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

FISCAL YEAR 2023 HIGHLIGHTS

●	Completed the acquisition of Great Elm Healthcare, LLC (“Great Elm”), on January 3, 2023, which contributed $50.8 million of revenue during the year ended September 30, 2023.
●	Increased revenues for the year ended September 30, 2023 to $221.7 million, or 58.5%, from the year ended September 30, 2022.
●	Increased the number of equipment set-ups to 754,414 for the year ended September 30, 2023 from 516,328 in the prior year, an increase of 46.1%.
●	Increased the number of respiratory resupply set-ups to 395,618 for the year ended September 30, 2023 from 231,495 in the prior year, an increase of 70.9%.
●	Generated Adjusted EBITDA (defined below) of $50.6 million, a 73.5% increase from the prior year, representing 22.8% of revenue.

SELECTED ANNUAL INFORMATION

	As of or for the	As of or for the	As of or for the	As of or for the	As of or for the
	three months ended	three months ended	year ended	year ended	year ended
	September	September	September	September	September
	30, 2023	30, 2022	30, 2023	30, 2022	30, 2021
Number of patients serviced(1)	147,062	95,717	285,819	173,203	140,996
Number of equipment set-ups or deliveries	208,993	143,186	754,414	516,328	364,367
Respiratory resupply set-ups or deliveries	111,259	66,830	395,618	231,495	158,072
Adjusted EBITDA(2)	$14,662	$8,426	$50,631	$29,176	$21,371
Total revenues	$62,523	$40,092	$221,742	$139,862	$102,351
Net income (loss) per share - Basic	$(0.03)	$0.05	$(0.07)	$0.14	$(0.20)
Net income (loss) per share - Diluted	$(0.03)	$0.05	$(0.07)	$0.13	$(0.20)
Total assets			$247,408	$132,214	$108,573
Total long-term liabilities			$75,719	$10,927	$17,214
Shareholders' equity			$111,115	$79,547	$58,622

(1)	The twelve-month periods do not equal the sum of the four respective three-month periods due to some patients being serviced in multiple four-month periods.
(2)	Refer to pages six and seven for definition of Adjusted EBITDA

The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and its subsidiaries.

Reporting entity

The Company’s common shares are listed for trading on the Toronto Stock Exchange in Canada and on NASDAQ in the United States, both under the symbol QIPT.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

ABOUT OUR BUSINESS

Quipt business objective

The growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies. With over 100 offices, Quipt employs more than 1,100 personnel in the United States.

Future outlook

Quipt expects to generate net income and positive Adjusted EBITDA. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in Adjusted EBITDA in fiscal year 2024 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our products and services and to gain market share. Our continued business integration and rationalization, and our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points to maintaining our healthy gross margin while growing revenues by cross selling services to existing and acquired patients.

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the year ended September 30, 2022 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similar measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance. Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

Page | 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Adjusted EBITDA

This MD&A refers to “Adjusted EBITDA,” which is a non-IFRS financial measure that does not have standardized meaning prescribed by IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance.

Adjusted EBITDA is defined as EBITDA (net income (loss), and adding back interest expense, net, depreciation and amortization, and provision (benefit) for income taxes) and adding back stock-based compensation, acquisition-related costs, gain or loss on foreign currency transactions, loss on extinguishment of debt, other income from government grant, and change in fair value of debentures. EBITDA and Adjusted EBITDA are non-IFRS measures that the Company uses as an indicator of financial health and exclude several items which may be useful in the consideration of the financial condition of the Company.

Set forth below are descriptions of the material financial items that have been excluded from net income or loss to calculate Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of net interest expense to be a representative component of the day-to-day operating performance of our business.
●	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards, are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.
●	Acquisition-related costs may be useful for the investors to consider because they are professional fees directly related to completing the various acquisitions. While the costs are expected to be recurring if the Company

Page | 6

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

continues to make acquisitions, they are incurred prior to the inclusion of such acquisitions in the consolidated revenues of the Company.

●	Other income from government grant may be useful for investors to consider because it is related to the US CARES Act from COVID-19. This income is expected to be non-recurring and is not considered to be a representative component of the day-to-day operating performance of our business.
●	The change in fair value of debentures and warrants were non-cash until realized upon settlement of the instruments.

The following table shows our non-IFRS measure (Adjusted EBITDA) reconciled to our net income (loss) for the following indicated periods (in $millions):

	For the three	For the three	For the	For the	For the
	months ended	months ended	year ended	year ended	year ended
	September	September	September	September	September
	30, 2023	30, 2022	30, 2023	30, 2022	30, 2021
Net income (loss)	$(1,326)	$1,770	$(2,784)	$4,839	$(6,174)
Add back:
Depreciation and amortization	12,092	7,205	40,163	23,040	17,786
Interest expense, net	1,904	572	6,607	2,079	1,853
Provision (benefit) for income taxes	75	(2,362)	85	(1,904)	(3,155)
Stock-based compensation	1,369	897	5,280	5,493	4,952
Acquisition-related costs	137	105	1,269	797	233
Other income from government grant	—	(631)	—	(4,885)	—
Loss on extinguishment of debt	—	281	30	281	—
Loss on settlement of shares to be issued	—	442	—	442	—
Gain (loss) on foreign currency transactions	322	62	(108)	144	173
Change in fair value of debentures and warrants	—	85	—	(1,150)	5,703
Share of loss in equity method investment	89	—	89	—	—
Adjusted EBITDA	$14,662	$8,426	$50,631	$29,176	$21,371

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

	For the three	For the three	For the	For the	For the
	months ended	months ended	year ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022	2021
Revenues	$62,523	$40,092	$221,742	$139,862	$102,351
Inventory sold	16,283	9,294	57,897	33,213	28,172
Operating expenses	28,691	18,606	103,224	65,203	44,805
Bad debt expense	2,875	3,242	10,065	12,225	7,957
Depreciation	10,639	6,294	34,966	20,453	16,212
Amortization of intangible assets	1,453	911	5,197	2,587	1,574
Stock-based compensation	1,369	897	5,280	5,493	4,952
Acquisition-related costs	137	574	1,269	797	233
Loss (gain) on sale of property and equipment	12	55	(75)	45	(94)
Other income from government grant	—	(631)	—	(4,885)	—
Interest expense, net	1,904	572	6,607	2,079	1,993
Loss on extinguishment of debt	—	281	30	281	—
(Gain) loss on foreign currency transactions	322	62	(108)	144	173
Share of loss in equity method investment	89	—	89	—	—
Change in fair value of debentures	—	85	—	(1,150)	5,703
Loss on settlement of shares to be issued	—	442	—	442	—
Provision (benefit) for income taxes	75	(2,362)	85	(1,904)	(3,155)
Net income (loss)	$(1,326)	$1,770	$(2,784)	$4,839	$(6,174)
Income (loss) per share
Basic	$(0.03)	$0.05	$(0.07)	$0.14	$(0.20)
Diluted	$(0.03)	$0.05	$(0.07)	$0.13	$(0.20)

Revenue

For the year ended September 30, 2023, revenue totaled $221,742,000, an increase of $81,880,000, or 59%, from the year ended September 30, 2022. This increase is primarily due to the acquisitions during the years ended September 30, 2023 and 2022, as well as approximately $9,000,000 of organic growth.

For the year ended September 30, 2023, sales of medical equipment and supplies totaled $125,505,000, an increase of $54,835,000, or 78%, from the year ended September 30, 2022. This increase is due to the acquisitions during the years ended September 30, 2023 and 2022, and the focus on sales of respiratory resupply products.

For the year ended September 30, 2023, rentals of medical equipment totaled $96,237,000, an increase of $27,045,000, or 39% from the year ended September 30, 2022. This increase is primarily due to the acquisitions during the years ended September 30, 2023 and 2022.

For the three months ended September 30, 2023, revenue totaled $62,523,000, an increase of $22,431,000, or 56%, from the three months ended September 30, 2022. This increase is primarily due to the acquisitions during the year ended September 30, 2023, as well as approximately $4,000,000 of organic growth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Inventory sold

For the year ended September 30, 2023, inventory sold totaled $57,897,000 versus $33,213,000 for the year ended September 30, 2022. The increase in dollars was due to the growth in revenues but increased by a larger percentage than revenues due to a higher mix of sales of medical equipment and supplies relative to total revenue.

For the three months ended September 30, 2023, inventory sold totaled $16,283,000 versus $9,294,000 for the three months ended September 30, 2022. The increase in dollars was due to the growth in revenues but increased by a larger percentage than revenues due to a higher mix of sales of medical equipment and supplies relative to total revenue.

Operating expenses

For the year ended September 30, 2023, operating expenses were $103,224,000, an increase of $38,021,000 from $65,203,000 for the year ended September 30, 2022. Acquisitions contributed approximately $31,500,000 of the increase, with other increases primarily related to payroll, particularly sales personnel, and outbound freight related to the resupply business.

For the three months ended September 30, 2023, operating expenses were $28,691,000, an increase of $10,085,000 from $18,606,000 for the three months ended September 30, 2022. Acquisitions contributed approximately $7,400,000 of the increase, with other increases primarily related to payroll, particularly sales personnel, and outbound freight related to the resupply business.

Bad debt expense

Bad debt expense decreased to $10,065,000, or 4.5% of revenues, for the year ended September 30, 2023 from $12,225,000, or 8.7% of revenues for the year ended September 30, 2022. The decrease was due to improved collections and is attributable to the Company’s focus on the billing and collection process.

Bad debt expense decreased to $2,875,000, or 4.6% of revenues, for the three months ended September 30, 2023 from $3,242,000, or 8.1% of revenues for the three months ended September 30, 2022. The decrease was due to improved collections and is attributable to the Company’s focus on the billing and collection process.

Depreciation expense

Depreciation expense increased by $14,513,000 to $34,966,000 for the year ended September 30, 2023. This increase is primarily due to the increase in property, equipment, and right of use assets related to the acquisitions during the years ended September 30, 2023 and 2022.

Depreciation expense increased by $4,345,000 to $10,639,000 for the three months ended September 30, 2023. This increase is primarily due to the increase in property, equipment, and right of use assets related to the acquisitions during the year ended September 30, 2023.

Acquisition-related costs

Acquisition related costs increased by $472,000 to $1,269,000 for the year ended September 30, 2023. This increase is primarily due to the acquisition of Great Elm.

Acquisition related costs decreased by $437,000 to $137,000 for the three months ended September 30, 2023. This decrease is due to the timing of acquisitions during each year.

Page | 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Stock-based compensation

Stock-based compensation decreased slightly by $213,000 to approximately $5,280,000 for the year ended September 30, 2023.

Stock-based compensation increased by $472,000 to approximately $1,369,000 for the three months ended September 30, 2023 due to timing of the vesting of the grants of restricted stock units and stock options during the years ended September 30, 2023 and 2022.

Other income from government grant

Other income from government grant of $4,885,000 is comprised of $4,254,000 related to the forgiveness of the Company’s Payroll Protection Plan loan and, for the three months ended September 30, 2022, $631,000 from the use of the Public Health and Social Services Emergency Fund.

Interest expense

Interest expense increased to $6,607,000 in the year ended September 30, 2023 from $2,079,000 for the year ended September 30, 2022. This was primarily due to the higher borrowings on the Company’s senior credit facility as a result of the acquisition of Great Elm.

Interest expense increased to $1,904,000 in the year ended September 30, 2023 from $572,000 for the three months ended September 30, 2022. This was primarily due to the higher borrowings on the Company’s senior credit facility as a result of the acquisition of Great Elm.

Change in fair value of debentures

Debentures issued during 2019 were valued at fair value using the current trading price. The debentures were converted to common stock during September 2022, so no debentures were outstanding during the year ended September 30, 2023. The change in fair value for the debentures was a gain of $1,150,000 for the year ended September 30, 2022 and a loss of $85,000 for the three months ended September 30, 2022.

Loss on extinguishment of debt

The loss on extinguishment of debt of $281,000 for the three months and year ended September 30, 2022 was related to the refinancing of the 2020 revolving credit facility in September 2022.

Loss on settlement of shares to be issued

Loss on settlement of shares to be issued was an expense of $442,000 for the three months and year ended September 30, 2022. This represents the difference between the shares expected to be issued from an acquisition and the amount of cash paid to settle the shares in lieu of issuing shares.

Equity in earnings of investment

Equity in earnings of investment was a loss of $89,000 for the three months and year ended September 30, 2022. This represents the Company’s pro rata percentage of the net loss of  DMEScripts, LLC, which was acquired in the three months ended September 30, 2023.

Page | 10

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Provision (benefit) for income taxes

The provision for income taxes was $85,000 for the year ended September 30, 2023, as compared to a benefit for income taxes of $1,904,000 for the year ended September 30, 2022. The currently payable portion of the provision (benefit) was approximately $600,000 in both years. The deferred tax portion of the provision (benefit) for income taxes is primarily due to a benefit from the recognition of previously unrecognized deferred tax assets related to the expected realization of deferred tax liabilities from acquired businesses during the year ended September 30, 2023. This benefit was smaller for the year ended September 30, 2023 due to the tax structures of the entities acquired during the year ended September 30, 2023 as compared to the year ended September 30, 2022.

The provision for income taxes was $75,000 for the three months ended September 30, 2023, as compared to a benefit for income taxes was $2,362,000 for the three months ended September 30, 2022. The benefit from the recognition of previously unrecognized deferred tax assets related to the expected realization of deferred tax liabilities from the acquired businesses was smaller for the quarter ended September 30, 2023 due to the tax structures of the entities acquired during the year ended September 30, 2023 as compared to the year ended September 30, 2022.

Use of Proceeds

On November 12, 2021, the Company filed and obtained a receipt for its final short form base shelf prospectus (the “Final Shelf Prospectus”) with the securities commissions in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the SEC under the US/Canada Multijurisdictional Disclosure System. The Final Shelf Prospectus and corresponding Registration Statement allow Quipt to undertake offerings of common shares, preferred shares, debt securities, warrants, subscription receipts and units (collectively, the “Securities”), or any combination thereof, up to an aggregate total of $200,000,000 from time to time during the 25-month period that the Final Shelf Prospectus remains effective. The Final Shelf Prospectus expired December 12, 2023. The Company raised aggregate gross proceeds of $35,011,000 under the Final Shelf Prospectus and Registration Statement in accordance with a bought deal offering of 4,460,000 common shares in the capital of the Company at a price of $7.85 per share. Concurrent with the public offering, the Company completed a brokered private placement of common shares at a price of $7.85 per share for gross proceeds of approximately $2,000,000 in the Province of Québec on a commercially reasonably best-efforts basis.

FINANCIAL POSITION

	As at	As at	As at
	September 30, 2023	September 30, 2022	September 30, 2021
Cash	$17,209	$8,516	$34,612
Accounts receivable, inventory and prepaid assets	48,224	33,020	22,621
Property and equipment	53,405	33,497	23,506
Other assets	128,570	57,181	27,834
Total assets	$247,408	$132,214	$108,573

Accounts payable and other current liabilities	$60,574	$41,740	$32,737
Long-term liabilities	75,719	10,927	17,214
Total liabilities	136,293	52,667	49,951
Shareholders’ equity	111,115	79,547	58,622
Total liabilities and shareholders’ equity	$247,408	$132,214	$108,573

Page | 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Liquidity

The Company’s primary source of liquidity is cash on hand and its line of credit availability.

As of September 30, 2023, the Company had cash on hand of $17,209,000 and revolving credit availability of $20,000,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due. The Company will do so by continuously monitoring actual and expected cash flows and monitoring financial market conditions for signs of weakness. The Company faces minimal liquidity risk in its current financial obligations as they become due and payable.

Capital management

The Company considers its capital to be shareholders’ equity, which totaled $111,115,000 at  September 30, 2023, and long-term debt, which totaled $75,375,000 at September 30, 2023.

The Company raises capital, as necessary, to meet its needs such as funding its working capital requirements and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily raised through credit facilities and other long-term debt arrangements, and the issuance of common shares. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company maintains all capital that is surplus to its immediate operational needs in cash with major US and Canadian financial institutions.

The Company had the following equity instruments outstanding as of September 30, 2023 and September 30, 2022:

	As of	As of
	September 30, 2023	September 30, 2022
	(000’s)	(000’s)
Common shares	42,102	35,605
Options	3,957	3,751
Restricted stock units	1,034	930

Financing

Historically and currently, the Company has financed its operations from cash flow from operations, equipment loans, debentures, leases, equity financing, and through the issuance of shares to acquire businesses.

Senior Credit Facility

In September 2022, the Company entered into $110,000,000 senior credit facility (“Facility”) with a group of US banks that matures in September 2027. The facility consists of a delayed-draw term loan facility of $85,000,000, a term loan of $5,000,000 that was drawn at closing, and a $20,000,000 revolving credit facility. The Facility amended the $20,000,000 revolving credit facility that was entered into in September 2020. The Facility is secured by substantially all assets of the Company and is subject to certain financial covenants.

As of September 30, 2023, the Facility bears interest at 8.2% that will reprice on November 30, 2023 and has fees for unused balances. The rate is based on a secured overnight financing rate plus a spread of 2.1% to 2.85% (2.6% as of September 30, 2023) based on the Company’s leverage ratio. The Company is required to obtain interest rate protection agreements covering at least half of the outstanding principal amount. Effective November 30, 2023, the Company entered

Page | 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

into an agreement whereby $34,000,000 of principal balance will receive a fixed secured overnight financing rate (before the spread discussed above) of 4.4% until the September 2027 maturity. As of September 30, 2023, the outstanding balances under the Facility totaled $61,600,000 on the delayed-draw term loan and $4,750,000 on the term loan, which are repayable in total quarterly installments of $862,500, with the balance due at maturity. The revolving credit facility has no balance as of September 30, 2023.

Interest expense on the Facility was $4,415,000 and $26,000 for the years ended September 30, 2023 and 2022, respectively. The fair value of the Facility approximates the carrying value as of September 30, 2023.

The Company has cumulatively incurred $2,360,000 in financing costs to obtain the Facility, which is reflected as a reduction of the outstanding balance and is being amortized as interest expense using the effective interest method over the life of the Facility. During the years ended September 30, 2023 and 2022, amortization of deferred financing costs of $462,000 and $15,000, respectively was recorded.

The revolving credit facility that was replaced with the Facility incurred interest expense of $126,000 and amortization of deferred financing costs of $135,000 for the year ended September 30, 2022. A loss on extinguishment of long-term debt of $281,000 was also recorded for the year ended September 30, 2022 for the remaining unamortized financing costs.

A summary of the outstanding balances related to the Facility as of September 30, 2023 is as follows:

	As of	As of
	September 30, 2023	September 30, 2022
Delayed-draw term loan	$61,600	$—
Term loan	4,750	5,000
Revolving credit facility	—	7,000
Total principal	66,350	12,000
Deferred financing costs	(1,884)	(1,765)
Net carrying value	$64,466	$10,235

Current portion	3,352	6,857
Long-term portion	61,114	3,378
Net carrying value	$64,466	$10,235

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the supplier’s designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In most cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses its incremental borrowing rate of 7.0% to 8.0% to impute interest on these arrangements. The Company has also assumed equipment loans in conjunction with several of its acquisitions.

Future payments on these liabilities are as follows:

Less than 1 year	$14,458
Between 1 and 5 years	273
Total	$14,731

Page | 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an incremental borrowing rate of 6.1% to 8.8%. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 3.0% to 12.2%. Future payments on these liabilities are as follows:

Less than 1 year	$6,422
Between 1 and 5 years	15,280
More than 5 years	760
Total	22,462
Less: finance charges	(3,312)
Lease liabilities	19,150
Current portion of lease liabilities	5,122
Long-term portion of lease liabilities	$14,028

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures. Each C$1,000 (US$807) debenture was convertible at the option of the holder into 192.31 common shares. Beginning March 9, 2022, the Company could force conversion of the outstanding principal at a conversion price of C$5.20 per share under certain criteria. The Company exercised this option during the year ended September 30, 2022. During the year ended September 30, 2022, C$10,959,000 of principal amount of debentures were converted (both voluntary by the holder and at the Company’s forced conversion in September 2022) into common shares. The fair value of the debentures on the dates of conversion totaled C$13,665,000 (US$10,683,000). No debentures remain outstanding as of September 30, 2023 or 2022.

Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly operating results

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions during the year ended September 30, 2023 and 2022.

The following table provides selected historical information and other data, which should be read in conjunction with the financial statements of the Company.

Page | 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

	As of or for the	As of or for the	As of or for the	As of or for the
	three months ended	three months ended	three months ended	three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue	$62,523	$60,284	$58,120	$40,815
Net income (loss)	(1,326)	(1,034)	(749)	325
Net income (loss) per share - basic	(0.03)	(0.03)	(0.02)	0.01
Net income (loss) per share - diluted	(0.03)	(0.03)	(0.02)	0.01
Total assets	$247,408	$242,385	$225,543	$131,725

	As of or for the	As of or for the	As of or for the	As of or for the
	three months ended	three months ended	three months ended	three months ended
	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue	$40,092	$36,692	$33,553	$29,525
Net income (loss)	1,770	163	5,037	(2,131)
Net income (loss) per share - basic	0.05	0.00	0.15	(0.06)
Net income (loss) per share - diluted	0.05	0.00	0.14	(0.06)
Total assets	$132,214	$130,478	$110,526	$107,376

Related party transactions

The Company has six leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer, Gregory Crawford, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month for the year ended September 30, 2022, and increased to approximately $65,000 per month beginning October 2022, with increases on October 1 of each year equal to the greater of (i) the Consumer Price Index for All Urban Consumers (CPI-U), and (ii) 3%. One lease expires in June 2026 and the remaining five leases expire on September 30, 2029.

Expense for Board of Directors’ fees were $294,000 and $287,000 for the year ended September 30, 2023 and 2022, respectively. Stock-based compensation for the Board of Directors was $1,517,000 and $381,000 for the years ended September 30, 2023 and 2022, respectively.

Key management personnel also participate in the Company’s share option program. The Company paid or accrued compensation to key management personnel the following:

	Year ended	Year ended
	September 30,	September 30,
	2023	2022
Salaries and benefits	$1,102	$1,030
Stock-based compensation	1,669	2,626
Total	$2,771	$3,656

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition, revenues or expenses results of operations, liquidity, capital expenditures or capital resources.

Page | 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

ACCOUNTING AND DISCLOSURE MATTERS

Internal control over financial reporting

Evaluation of disclosure controls and procedures.

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act) are designed to provide reasonable assurance that (i) information required to be disclosed by the Company in reports that it files or submits to the Canadian securities regulatory authorities or the SEC, as applicable, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed with the Canadian securities regulatory authorities or the SEC, as applicable, is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by paragraph (b) of Rule 13a-15 under the Exchange Act, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.

Management’s report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate "ICFR" (as such term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and "internal control over financial reporting" (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) (together, “ICFR”). Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We completed the acquisitions of Great Elm on January 3, 2023, and of Southern Pharmeceuticals Corporation (“Southern”) on September 1, 2023. We are continuing to integrate our internal controls and procedures with Great Elm and Southern. As permitted by the SEC staff guidance for newly acquired businesses, our report on our internal control

Page | 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

over financial reporting for the year ended September 30, 2023, includes a scope exception for the acquired Great Elm and Southern businesses. Great Elm and Southern accounted for 40% of total assets as of September 30, 2023, and 23% of total revenues of the Company for the year ended September 30, 2023.

Management has conducted its evaluation of the effectiveness of internal control over financial reporting as of September 30, 2023, based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on its assessment and review with the Audit Committee, management concluded that, as of September 30, 2023, the Company’s internal control over financial reporting was not effective. Specifically, management did not consistently execute controls to validate the completeness and accuracy of underlying data utilized in the operation of certain manual controls.

Changes in internal control over financial reporting.

During the year ended September 30, 2023, with the assistance of outside consultants, the Company enhanced and developed the design, execution, assessment and documentation of its internal controls over financial reporting and disclosure controls to remediate the material weaknesses identified and reported as of September 30, 2022. There have been no other changes in our internal control over financial reporting (as described in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, related disclosures and the reported amounts of revenues and expenses during the periods covered by the financial statements. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisitions, and calculation of deferred taxes.

The Company has identified the following accounting policies under which significant judgments, estimates and assumptions are made, where actual results may differ from these estimates under different assumptions and conditions, which may materially affect financial results or the financial position in future periods.

Revenue recognition

Revenues are billed to, and collections are received from both third-party insurers, the largest of which is Medicare, and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis

Page | 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of reserves and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains a reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial position. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of the original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Critical accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or

Page | 18

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets, acquired liabilities, and the amount allocated to goodwill. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

The process of determining these fair values requires the Company to make estimates and assumptions of a long-term nature regarding discount rates, projected revenues, royalty rates and margins derived from experience, actual operating results, and budgets. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual commitments and obligations as of September 30, 2023 (in thousands), which are primarily for debt, leasing of offices and other obligations. The leases have been entered into with terms between one and ten years, including optional extensions.

		Less than	1-3	4-5	After 5
	Total	1 year	Years	Years	Years
Debt	$81,081	$17,908	$273	$62,900	$—
Finance lease obligations	25,365	6,549	15,355	2,701	760
Operating leases	34	34	—	—	—
Purchase obligations	—	—	—	—	—
Other obligations	25,778	25,778	—	—	—
Total contractual obligations	$132,258	$50,269	$15,628	$65,601	$760

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company is exposed to financial risks of varying degrees of significance which would affect its ability to achieve its strategic objectives for growth: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in cooperation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Page | 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains a reserve for expected credit losses based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $10,065,000 and $12,225,000 for the years ended September 30, 2023 and 2022, respectively. As of September 30, 2023, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than 8% of receivables through Medicare. As this is a US government federal program, we believe there is very little credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Company’s common shares are denominated in Canadian dollars. Cash is maintained in both US dollars and Canadian dollars. Consequently, the Company is exposed to foreign exchange fluctuations. The Company will continue to maintain cash balances in both US and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on currency fluctuations or engage in any currency hedging programs.

The Company’s objective in managing its foreign currency risk is to monitor foreign exchange rates and minimize its net exposures to foreign currency cash flows by generally holding most of its cash in US dollars. However, at times, including at September 30, 2023, the Company does temporarily hold significant cash in Canadian dollars. During the twelve months ended September 30, 2023, the Company recognized a foreign currency gain of approximately $108,000, due to favorable movements in the exchange rates. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the exposure of Canadian cash at September 30, 2023, depreciation or appreciation of the Canadian dollar against the US dollar could result in a significant effect on net income or loss. The Company has not employed any foreign currency hedging programs.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate on the credit facility into which the Company entered in September 2022 is a variable rate that can be fixed for a maximum of six months. Effective November 30, 2023, the Company entered into an interest rate swap agreement whereby $34,000,000 of principal will receive a fixed rate. With $66,350,000 of borrowings on this facility at September 30, 2023, each 1% increase would result in an additional $32,350 of annual interest expense. The interest on the Company’s other debt is either imputed or has a fixed rate and is not subject to cash flow interest rate risk.

Share Capital

As at December 21, 2023, there were 42,102,471 common shares issued and outstanding.

Page | 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

As at November 30, 2023, pursuant to grants under the Company's 2021 Equity Incentive Plan, 1,034,438 common shares were issuable under outstanding Restricted Stock Units, and 1,603,500 common shares were issuable under outstanding stock option grants.

As at November 30, 2023, pursuant to grants under the Company's amended and restated fixed number stock option plan (and its predecessors), 2,349,250 common shares were issuable under outstanding stock option grants.

RISK FACTORS

An investment in securities of the Company should be considered highly speculative and involves significant risks. Investors should carefully consider the risks described below, the other information described elsewhere in this MD&A and those risks set out in the Company's AIF for the year ended September 30, 2023 before deciding to buy securities of the Company. The risks described herein are not the only risk factors facing the Company and should not be considered exhaustive. Some of the risk factors described herein are interrelated and, consequently, such risk factors should be treated as a whole. If any event arising from these or other risks occur, the Company’s business, prospects, financial condition, financial performance, results of operations and cash flows could be materially adversely impacted, which may adversely affect the trading price of securities of the Company and investors could lose all or part of their investment in such securities. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the business, financial condition, and results of operation of the Company. The Company cannot provide any assurance that it will successfully address any or all of these risks. Further, many of the risks are beyond the Company’s control and, in spite of the Company’s active management of its risk exposure, there is no guarantee that these risk management activities will successfully mitigate such exposure. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Volatile Market Price of the Common Shares

The common shares of the Company are currently listed and posted for trading on the Toronto Stock Exchange and Nasdaq Capital Market (“NASDAQ”). The market price of the common shares of the Company may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of industries. The price of the common shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations of the Company. Other factors unrelated to the performance of the Company that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity; adverse changes in general market or industry conditions or economic trends;  or a variety of other factors.

This volatility may affect the ability of holders of common shares to sell their securities at an advantageous price. Market price fluctuations in the common shares may be due to the Company’s operating results failing to meet expectations of

Page | 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, and other risk factors described herein or in the AIF. These broad market fluctuations may adversely affect the market price of the common shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the common shares may decline even if the Company’s operating results have not changed. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares may be materially adversely affected.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales of Shares by Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of the common shares. The Company cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of the common shares. The price could be affected by possible sales of the common shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of common shares into the public trading markets without a significant reduction in the price of their common shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the common shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or NASDAQ or achieve listing on any other public listing exchange.

Dilution

The Company may require additional funds in respect of the further development of the Company’s business. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Global financial conditions can reduce share prices and limit access to financing

The economic viability of the Company’s business plan is impacted by the Company’s ability to obtain financing. Global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Significant political, market and economic events may have wide-reaching effects and, to the extent they are not accurately anticipated or priced into markets, may result in sudden periods of market volatility and correction. Periods of market

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

volatility and correction may have an adverse impact on economic growth and outlook, as well as lending and capital markets activity, all of which may impact the Company’s ability to secure adequate financing on favorable terms, or at all.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, political developments, legislative or regulatory changes, social or labor unrest and stock market trends will affect the Company’s operating environment and its operating costs, profit margins and share price. Uncertainty or adverse changes relating to government regulation, economic and foreign policy matters, and other world events have the potential to adversely affect the performance of and outlook for the Canadian and global economies, which in turn may affect the ability of the Company to access financing on favorable terms or at all. For example, recent uncertainty regarding Canada’s ability to access North American markets via the United States-Mexico-Canada Agreement and increased levels of turmoil in certain geopolitical hotspots have the potential to increase uncertainty and volatility in Canadian and global markets, respectively. The occurrence of negative sentiment or events in the Canadian and broader global economy could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Limited History of Operations

The Company has a relatively limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Novel Business Model

Home monitoring of patients is a relatively new business, making it difficult to predict market acceptance, development, expansion, and direction. The home monitoring services to be provided by the Company represent a relatively new development in the United States healthcare industry. Accordingly, adoption by patients and physicians can require education, which can result in a lengthy sales cycle. The market may take time to develop. Physicians and/or patients may be slow to adopt new methods. The development of the Company’s home monitoring business is dependent on a number of factors. These factors include: the Company’s ability to differentiate the Company’s services from those of the Company’s competitors; the extent and timing of the acceptance of the Company’s services as a replacement for, or supplement to, traditional methods of servicing and monitoring patients; the effectiveness of the Company’s sales and marketing and engagement efforts with customers and their health plan participants; the Company’s ability to provide quality customer service, as perceived by patients and physicians.

Because the monitoring business is evolving, the Company may not be able to anticipate and adapt to the developing market. Moreover, the Company cannot predict with certainty the future growth rate or the ultimate size of the market.

Reimbursement Rates May Decline

Reimbursement for services to be provided by the Company comes primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates in this area, and much of the United States health care market in general, have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Loss of Competitive Bids

The Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. It is possible that the Company may not be selected in some or all of the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories that it has bid more for Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment which can be used for home use of patients. There is the possibility that a new meter will encounter difficulties or “bugs” when first sent to market, and that initial technical support costs may be higher than for more well-established meters. Even if the Company switches to other competing meters, they may also encounter technical difficulties or regulatory issues. The emerging nature of the market presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to provide services and achieve revenue targets.

Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company. Several equipment manufacturers are pursuing a strategy of vertical integration, and should the Company ever need to order equipment from those manufacturers, such equipment may not be available on favorable terms.

Reliance Upon Few Payers

The Company earns revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the United States government being the primary entity making payments. If the Medicare program were to slow payments of the Company receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. There is no guarantee that the Company will meet these conditions.

The Company is subject to regulation from United States federal and state authorities. Regulatory action could disrupt the Company’s ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

CMS policies of health insurance for Medicare in the United States may affect the amount of revenue the Company receives. The Company is subject to risk that reimbursement rates for its services from both federal and private payers will decline over time. Reimbursement from federal programs is subject to constant regulatory review and increasing audits by federal authorities, the effect of which may be to increase costs of service and delay or affect reimbursement, which could negatively impact cash flow and/or revenue. Audits may be costly and time consuming, and could delay cash flow, even if the Company acted properly in all respects.

The policies of health insurance carriers in the United States may affect the amount of revenue the Company receives.

Healthcare Reform Legislation

Healthcare reform laws significantly affect the US healthcare services industry. In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare and Medicaid programs. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible, to predict. That impact may be material to the Company’s business, financial condition, or results of operations.

Highly Competitive Market

The industry in which the Company operates is a highly competitive market and may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Low Profit Market Segments

Where the Company provides services to a patient who do not use rental equipment often or for an extended period of time, profitability may be unlikely in respect of that patient. In these cases, the Company may not have rental equipment with the patient long enough to recoup costs. Where the Company owns the rental equipment, the failure of the patient to return the equipment to the Company may impact profitability. Legal costs of bringing an action to obtain return of equipment may exceed the value of the equipment, leading to losses with certain patient populations even under a favorable reimbursement environment.

Foreign Subsidiaries

The Company conducts all its operations through its United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) is dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Attraction and Retention of Key Personnel Including Directors

The Company has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of the Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of the Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue their employment with the Company or that replacement personnel with comparable skills can be found. The Company is dependent on the services of key executives, including the Board and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

The Company may have difficulty identifying or acquiring suitable acquisition targets and maintaining organic growth, which are significant aspects of its business model. If it is unable to manage growth, the Company may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dividends

The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance the Company’s business activities. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund business activities, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.

Discretion in the Use of Available Funds

Management has broad discretion concerning the use of the Company’s available funds as well as the timing of expenditures. As a result, shareholders and investors will be relying on the judgment of management for the application of the available funds of the Company. Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

No Assurance Future Financing Will Be Available

The Company may need to obtain additional financing in the future. The ability to obtain such additional financing will depend upon a number of factors, including prevailing market conditions and the operating performance of the Company. There can be no assurance that any such financing will be available to the Company on favorable terms or at all. If financing is available through the sale of debt, equity or capital properties, the terms of such financing may not be favorable to the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

Company. Failure to raise capital when required could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Potential Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of the Company may be subject in connection with the operations of the Company and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) (the “BCBCA”) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the BCBCA. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability.

The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The industry in which the Company operates is highly regulated, and it may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. The initial primary source of funding available to the Company consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, as amended, the Company is currently exempt from certain of the provisions of the US federal securities laws. For example, an issuer with total assets

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, the Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. Based on information available as at March 31, 2023 (the last business day of the Company’s second fiscal quarter), the Company estimates that approximately 45.3% of the Company’s outstanding voting securities are directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of US domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to US proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the US Securities Act, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

US Operations and Exchange Rate Fluctuations

All of the Company’s revenue is generated from operations in the US. The Company is subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

●	compliance with laws of the US that apply to the Company’s US operations, including lawful access, privacy laws and anti-corruption laws;
●	instability in economic or political conditions, including inflation, recession, and political uncertainty;
●	potential adverse tax consequences; and
●	litigation in United States courts.

In addition, the Company is exposed to foreign exchange risk. At times, including at September 30, 2023, the Company does temporarily hold significant cash in Canadian dollars. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the exposure of Canadian cash at September 30, 2023, depreciation or appreciation of the Canadian dollar against the US dollar could result in a significant effect on net income or loss. The Company has not employed any foreign currency hedging programs.

Global Economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

capital. Notwithstanding various actions by the United States and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to deteriorate and stock markets to fluctuate substantially.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

Cybersecurity

The Company relies on digital and internet technologies to conduct and expand its operations, including reliance on information technology to process, transmit and store sensitive and confidential data, including protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information, corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). The Company’s operations depend, in part, on how well it protects networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to damage to hardware, computer viruses, hacking and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre‐emptive expenses to mitigate the risks of failures. A compromise of the Company’s information technology or confidential information, or that of the Company’s patients and third parties with whom the Company interacts, may result in negative consequences, including the inability to process patient transactions, reputational harm affecting patient and/or investor confidence, potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties and additional regulatory scrutiny, any of which could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. As the Company has access to sensitive and confidential information, including personal information and personal health information, and since the Company may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees), there is a risk that sensitive and confidential information, including personal information and personal health information, may be disclosed through improper use of Company systems, software solutions or networks or that there may be unauthorized access, use, disclosure, modification or destruction of such information. The Company’s ongoing risk and exposure to these matters is partially attributable to the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage, malfunction, human error, technological error or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

COVID-19 Pandemic

Although the Company is not currently experiencing any impacts of COVID-19 (or any other disease, epidemic, or pandemic), the continued presence of new variants of COVID-19 could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at the Company’s retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession.

The actual or threatened spread of COVID-19 could also adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-

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MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2023 and 2022

(Tabular dollar amounts expressed in thousands, except per share amounts)

19 impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge.

Risks of Litigation and Governmental Proceedings

The Company is, and in the future may be, subject to legal and governmental proceedings and claims. The parties in such legal actions may seek amounts from us that may not be covered in whole or in part by insurance. Defending against such legal actions could result in significant costs and could require a substantial amount of time and effort by the Company’s management team. The Company cannot predict the outcome of litigation or governmental proceedings to which it is a party or whether it will be subject to future legal actions. As a result, the potential costs associated with legal actions against the Company could adversely affect its business, financial condition, results of operations, cash flows or prospects.

Forward-Looking Statements May Prove to be Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this MD&A and in certain of the documents incorporated by reference herein under the heading “Caution Regarding Forward-Looking Statements”.

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